Alternative Access Capital, LLC

Statement of Financial Condition

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66226

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alternative Access Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Larkspur Landing Cir, Suite 245

(No. and Street)

Larkspur	CA	94939
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Cramer	914-260-9950	dcramer@alternative-access.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole, Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
12/14/2004		2107	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Douglas Cramer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alternative Access Capital, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Principal

[signature] JAldrich
Notary Public

JESSIE ALDRICH NOTARY PUBLIC MY COMMISSION EXPIRES 02-08-2030 STATE OF IDAHO COMMISSION NUMBER 20240410

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alternative Access Capital, LLC
Table of Contents
December 31, 2023

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-6



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Alternative Access Capital, LLC

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Access Capital, LLC (a Delaware corporation) as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alternative Access Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alternative Access Capital, LLC's management. Our responsibility is to express an opinion on Alternative Access Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alternative Access Capital, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Alternative Access Capital, LLC's auditor since 2004.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
March 27, 2024

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ALTERNATIVE ACCESS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$	26,027
Accounts receivable		7,085
Furniture and equipment net of accumulated depreciation of $54,958		8,537
Other assets		2,049
Total assets	$	43,698

LIABILITIES AND MEMBER'S DEFICIT

Accounts payable and accrued expenses	$	17,775
Member's Equity		25,923
Total liabilities and member's equity	$	43,698

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Alternative Access Capital, LLC ("the Company"), formed in July 2003, operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for high net worth individuals and institutional investors.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. At December 31, 2023, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of three to seven years.

Revenue Recognition

The Company adheres to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Revenue Recognition (*continued*)

The Company provides investment banking and advisory services. Revenue for investment banking success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue from financial advisory retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, there were no contract liabilities.

Income Taxes

The Company's member has elected to treat the Company as an "S" corporation for federal and state income tax purposes. As such, the member is liable for the federal and state taxes on profits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Concentrations and Credit Risk

The Company receives its success and retainer fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company and, accordingly, the Company has determined that an allowance for uncollectible accounts is not required at December 31, 2023. These agreements are in effect until terminated by either party with thirty to ninety days prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations.

Off-Balance-Sheet Risk

At December 31, 2023, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through March 27, 2024, which is the date the financial statements were available for issue, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $8,252 which was $3,252 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.15 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – INCOME TAXES

As previously discussed, the Company is a limited liability company and has elected to be treated as an "S" Corp for federal and state tax purposes. Accordingly, the taxable income of the Company is taxable to its member. However, California imposes a franchise tax on the income of the Company. The financial statements include a provision for this tax. Tax years 2020 through 2023 are subject to audit by federal and state taxing authorities as of the date of this report.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company applied for a membership agreement change with FINRA on December 22, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073. The membership agreement change with FINRA became effective on February 2, 2021.

NOTE 6 – GOING CONCERN

It is the intention of the single member to continue to support and operate the Company for at least the twelve-month period from the date that the financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC Uniform Capital Rule.